UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 10, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Agios Pharmaceuticals, Inc.

File No. 001-36014 - CF#36546

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       Agios Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from an exhibit to a Form 10-Q filed on August 2, 2018.

       Based on representations by Agios Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

              Exhibit 10.2   through August 1, 2031

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                      Robert Errett
                      Chief, Disclosure Management Office